[OXAMEDIA LETTERHEAD]

June 29, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

VIA EDGAR

Attn:

Mr. Larry Spirgel

Ms. Kathleen Krebs

Mr. Reid Hooper

Re:	Withdrawal Request of Registration Statement on Form S-1 (File No. 333-177884)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Oxamedia Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-177884) together with all exhibits and amendments thereto, which was initially filed on November 10, 2011 (the “Registration Statement”). The Company has determined not to proceed at this time with the public offering of the Company’s securities contemplated by the Registration Statement.

The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at debbie.stillman@oxamedia.com, with a copy to David M. Bovi, Esq., via email at dmbpa@bellsouth.net or via facsimile at (561) 655-0665.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact David M. Bovi, Esq. by telephone at (561) 655-0665. Thank you for your attention to this matter.

Sincerely,

Oxamedia Corporation

By:	/s/ Debbie Stillman
Name:	Debbie Stillman
Title:	President